EXHIBIT 17.1

March 28, 2017

NewGen BioPharma Corp.

Attn: Bradford Long

Re: Resignation from the Board

Brad,

It is with great disappointment that I submit my resignation from the Board of Directors of the publicly traded Nevada Corporation, NewGen BioPharma Corp. We have all worked very hard to get the merger completed on time but given today’s action by the SEC, it does not appear that the merger between our companies is viable anymore as this is a material adverse condition/development.

I further request that you please change the name of your company immediately as per our agreement, in order to avoid any confusion with our private enterprise going forward.

I wish you the very best.

Best,

/s/ Navdeep Jaikaria

Navdeep Jaikaria